Exhibit 99.1

Kamada Enters into Two New Agreements for the Distribution of Three Biosimilar Products in Israel

●	The Three Products Are Expected to Be Launched, Subject to Israeli Ministry of Health Approval, Between 2022 and 2024
●	Potential Collective Maximum Sales of the Three Products in the Israeli Market is Estimated at $5-$7 Million Annually
●	These Sales Are in Addition to the Potential $20-$30 Million from the Recently Licensed Alvotech Biosimilar Portfolio

REHOVOT, Israel – January 13, 2021 -- Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced that the Company has entered into agreements with two undisclosed international pharmaceutical companies to commercialize three biosimilar product candidates in Israel. Subject to approval by the European Medicines Agency (EMA) and subsequently by the Israeli Ministry of Health (IMOH), the three products are expected to be launched in Israel between 2022 and 2024. The two pharmaceutical companies will maintain development, manufacturing, and supply responsibilities for these three products.

“These agreements expand our pipeline of biosimilar product candidates for distribution in Israel, which already includes six products previously licensed from Alvotech, and further position Kamada as a leader in the emerging biosimilar market in Israel,” said Amir London, CEO of Kamada. “The Israeli market for the referenced innovative products to which these three biosimilar products are targeted was between approximately $20-$25 million in 2019, and we estimate the potential collective maximum sales generated by the distribution of these three products, achievable following regulatory approval and within several years of launch, to be in the range of $5-$7 million annually. These sales will be in addition to the $20-$30 million of potential maximum sales of the six Alvotech biosimilar products, which, subject to approval by the EMA and subsequently by the IMOH, are expected to be launched between 2022 and 2025. The distribution of this biosimilar portfolio is expected to further support the anticipated future revenue and profitability growth in our Distribution Products segment.”

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. Pursuant to an agreement with Takeda the Company will continue to produce Glassia for Takeda through 2021 and Takeda is planning to initiate its own production of Glassia for the U.S. market in 2021 at which point Takeda will commence payment of royalties to the Company. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) approval by EMA and subsequently by IMOH of the three new biosimilar products; 2) Israeli launch of the three new biosimilar products between 2022 through 2024; 3) Kamada’s position as a leader in the emerging biosimilar market in Israel; 4) Kamada’s estimation that the potential maximum sales generated from the distribution of the three products, achievable after regulatory approval and within several years of launch, to be in the range of $5-$7 million annually; 5) approval by EMA and subsequently by IMOH of the six biosimilar products licensed from Alvotech; 6) Kamada’s expectation to launch six biosimilar products licensed from Alvotech during 2022-2025; 7) Kamada’s estimation that the potential maximum sales generated by the distribution of the six biosimilar products licensed from Alvotech, after regulatory approval and achievable within several years of launch, to be in the range of $20-$30 million annually; and 8) expectations that Kamada’s Distribution segment will continue to grow in revenues and profitability in the coming years. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, delays in the approval by the EMA and IMOH of the biosimilar products, additional competition in the biosimilar market in which Kamada operates, prevailing market conditions, corporate events associated with our partners, including the two undisclosed entities, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com